As filed with the Securities and Exchange Commission on September 11, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STEREOTAXIS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

Stock Appreciation Rights Relating to Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85916J102

(CUSIP Number of Class of Securities underlying Common Stock)

Michael P. Kaminski

President and Chief Executive Officer

Stereotaxis, Inc.

4320 Forest Park Avenue

Suite 100

St. Louis, Missouri 63108

(314) 678-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Joseph D. Lehrer, Esq.

Greensfelder, Hemker & Gale, P.C.

10 South Broadway, Suite 2000

St. Louis, Missouri 63102

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$564,528	$31.50

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that both options to purchase common stock and stock appreciation rights relating to an aggregate of 975,121 shares of common stock of Stereotaxis, Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $564,528 will be exchanged pursuant to this offer. The aggregate value is estimated based upon the Black-Scholes option pricing model as of August 10, 2009. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the aggregate transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31.50	Filing Party: Stereotaxis, Inc.
Form or Registration No.: 005-80451	Date Filed: August 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on August 17, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on September 1, 2009.

This Amendment is filed to amend and restate only the item of the Schedule TO included below, and unaffected items and exhibits are not included herein. Except as expressly amended by this Amendment, the Schedule TO remains unchanged.

ITEM 12.	EXHIBITS.

See Index of Exhibits below.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEREOTAXIS, INC.

By:	/s/ James M. Stolze
James M. Stolze, Vice President and Chief Financial Officer

Dated: September 11, 2009

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(i)*	Offer to Exchange Certain Stock Options and Stock Appreciation Rights, dated August 17, 2009.

(a)(1)(ii)*	Form of email accompanying distribution of the Exchange Offer.

(a)(1)(iii)*	Form of Election Form for participation in the Exchange Offer.

(a)(1)(iv)*	Slide presentation explaining the Exchange Offer

(a)(1)(v)*	Form of email reminding Eligible Employees of the Exchange Offer, to be delivered on or about September 7, 2009.

(a)(1)(vi)*	Frequently Asked Questions Concerning the Exchange Offer.

(a)(1)(vii)*	Form of Replacement Incentive Stock Option Grant Agreement

(a)(1)(viii)*	Form of Replacement Non-Qualified Stock Option Grant Agreement

(a)(1)(ix)*	Form of Replacement Stock Appreciation Right Grant Agreement

(a)(1)(x)	Stereotaxis, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2009, as amended by the certain Current Report on Form 8-K, filed with the SEC on August 6, 2009, and incorporated herein by reference.

(a)(1)(xi)	Stereotaxis, Inc. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the SEC on May 11, 2009, as amended by that certain Amendment No. 1 to Form 10-Q filed on July 2, 2009, and incorporated herein by reference.

(a)(1)(xii)	Stereotaxis, Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the SEC on August 7, 2009, and incorporated herein by reference.

(a)(1)(xiii)	Notification to employees concerning possible update of Eligible Awards and exchange ratios on Exchange Date

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Definitive Proxy Statement on Schedule 14A for Stereotaxis, Inc.’s Annual Meeting of Stockholders held on June 10, 2009, filed with the SEC on April 23, 2009, and incorporated herein by reference.

(b)	Not Applicable

(d)	Stereotaxis, Inc. 2002 Stock Incentive Plan, as amended and restated effective June 10, 2009 is hereby incorporated by reference to Exhibit E of Stereotaxis, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 23, 2009.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed as an exhibit to the Schedule TO.

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